News Release

For immediate release

Gildan Activewear Announces Results for Quarter Ending January 4, 2015 in Line with Prior Guidance and
Reconfirms Guidance for Calendar Year 2015
– Announces 2-for-1 Stock Split –
– Acquires a Leading Brand in Fashion Basics Segment of Printwear Market –
– Agreement Signed with Country Music Star Blake Shelton to Promote Gildan® Brand –

Montréal, Wednesday, February 4, 2015 – Gildan Activewear Inc. (GIL; TSX and NYSE) today announced its results for the three months ended January 4, 2015, and reconfirmed its earnings guidance for the calendar year 2015. In addition, the Company provided sales and EPS guidance for its first calendar quarter of 2015, and announced a 2-for-1 stock split. The Company also announced that it had reached an agreement with country singer, Blake Shelton, to promote the Gildan® brand. Concurrent with this earnings release, the Company issued a separate press release announcing a definitive agreement to acquire substantially all of the assets of Comfort Colors, a leading brand in the growing fashion basics segment of the Printwear market, for approximately U.S. $100 million.

Consolidated Results for the Three Months Ended January 4, 2015 (Fourth Calendar Quarter of 2014)

Gildan today reported a net loss of U.S. $41.2 million or U.S. $0.34 per share on a diluted basis for the three months ended January 4, 2015, compared with net earnings of U.S. $41.7 million or U.S. $0.34 per share for the three months ended December 29, 2013. Before reflecting restructuring and acquisition-related costs in both years, the Company reported an adjusted net loss of U.S. $37.6 million or U.S. $0.31 per share for the three months ended January 4, 2015 compared with adjusted net earnings of U.S. $43.3 million or U.S. $0.35 per share for the three months ended December 29, 2013. The adjusted net loss for the quarter was in line with the Company’s previously projected net loss of approximately U.S. $0.30 per share.

Consolidated net sales in the fourth calendar quarter of 2014 amounted to U.S. $390.6 million, down 13.5% from U.S. $451.4 million in the fourth calendar quarter of the prior year, due to lower Printwear sales partially offset by growth of over 20% in Branded Apparel sales. The Company had projected net sales for the quarter of approximately U.S. $400 million.

The decline in the Company’s sales and earnings compared to last year was primarily due to the impact in the quarter of the strategic pricing actions in Printwear, which the Company announced on December 3, 2014 in order to reinforce its leadership position in the industry. The Company lowered base selling prices significantly and reduced and simplified its discount structure, in order to be responsive to distributors and enhance their ability and visibility to plan their business, and position the Company to drive unit sales volume and earnings growth in calendar 2015 and beyond. The selling price reductions reflect the pass through of a portion of the cost savings from the Company’s capital investments in new yarn-spinning facilities and other capital investment projects, which are expected to be generated over the next three years. The price reductions also reflect the further reduction in the price of cotton futures that occurred in the latter half of calendar 2014, even though the Company will not benefit from current low cotton futures until the second half of calendar 2015.

The Company applied the benefit of the reduction in selling prices to existing distributor inventories, resulting in a distributor inventory devaluation charge of U.S. $47.5 million, which was reflected as a deduction from sales in the quarter.

Net sales for the Printwear segment amounted to U.S. $160.3 million, down from U.S. $261.8 million in the corresponding quarter of the prior year. The decrease in Printwear sales reflected lower net selling prices, including the impact of the distributor inventory devaluation discount of U.S. $47.5 million, and increased inventory destocking by U.S. distributors, which more than offset the approximate 15% increase in international printwear sales which was achieved in spite of the decline in the value of international currencies relative to the U.S. dollar.

The Printwear segment incurred an operating loss of U.S. $21.0 million in the quarter, compared with operating income of U.S. $48.3 million in the same quarter last year. The operating loss in Printwear was due to the lower unit sales volumes and negative margins for the quarter as a result of the distributor inventory devaluation charge and the timing of the reduction in net selling prices which was implemented in advance of manufacturing cost savings from the Company’s yarn-spinning investments and other capital projects, and while the Company is still consuming high-cost cotton in cost of sales.

Net sales for Branded Apparel were U.S. $230.3 million, up 21.5% from U.S. $189.6 million in the same quarter of last year. The growth in sales for the Branded Apparel segment was primarily due to the acquisition of Doris, organic growth in Gildan® branded programs, particularly sales of branded underwear which increased by approximately 90% compared to the fourth calendar quarter of last year, and growth in licensed brands. These positive factors were partially offset by lower sales for Gold Toe® brands due to the timing of shipments and inventory destocking by certain retail customers. Excluding the impact of Doris, organic sales growth in Branded Apparel was approximately 8%, in spite of the decline in Gold Toe® sales.

Operating income in Branded Apparel was U.S. $8.3 million in the three months ended January 4, 2015, compared to operating income of U.S. $21.9 million in the corresponding quarter of the prior year due to lower operating margins, which more than offset the positive impact of the growth in sales revenues. The decline in operating margins in the quarter was primarily attributable to the consumption of high-cost opening inventories, which included the impact of transitional manufacturing costs relating to the integration of new retail products during 2014, and higher marketing and advertising expenses compared to the same period last year.

Outlook

Including the impact of Comfort Colors, the Company is now projecting consolidated net sales for calendar 2015 to be slightly in excess of U.S. $2.65 billion, compared to the Company’s initial guidance of consolidated net sales of close to U.S. $2.65 billion provided on December 4, 2014. Printwear sales for calendar 2015 are projected to increase by approximately 5% compared to fiscal 2014 or approximately 12% compared to calendar 2014. Sales revenues for Branded Apparel are projected to increase by approximately 30% compared to fiscal 2014 or approximately 23% compared to calendar 2014. The Company is maintaining its guidance for adjusted diluted EPS for the 12 months ending January 3, 2016 of U.S. $3.00 – U.S. $3.15. The Company also reconfirmed its guidance for adjusted EBITDA of U.S. $525 – U.S. $545 million.

The Company’s updated sales and earnings guidance for the 12 months ending January 3, 2016 includes the impact of the acquisition of Comfort Colors, which the Company announced today concurrent with this earnings press release. The in-year EPS accretion in the balance of calendar 2015 from the acquisition of Comfort Colors is projected to be approximately U.S. $0.05, after reflecting the amortization of intangible assets and a non-recurring acquisition-related inventory charge. The earnings impact of the acquisition of Comfort Colors is projected to be offset by the impact of the rapid decline in international currencies relative to the U.S. dollar. While the Company is implementing price increases in international markets to offset weaker exchange rates, these price increases will essentially only take effect in the second calendar quarter of 2015.

As previously projected, results in the first half of calendar 2015 will continue to be negatively impacted by the misalignment between the timing of lower Printwear selling prices and the benefit of lower manufacturing and cotton costs. The Company expects to resume its trajectory of EPS growth in the second half of the calendar year, when it begins to benefit from manufacturing cost savings from its yarn-spinning investments and other capital investment projects, and fully benefits from the decline in cotton costs. In addition, certain high-valued printwear products will be shipped later than previously projected due to the impact of the changes in the Company’s distributor incentive programs.

The Company is projecting adjusted EPS of U.S. $0.46 - U.S. $0.48 for the March quarter, on projected sales revenues in excess of U.S. $630 million, compared with EPS of U.S. $0.64 on sales revenues of U.S. $549 million in the corresponding quarter of the prior year. The benefit of projected higher unit sales volumes in Printwear and higher Branded Apparel sales is projected to be more than offset by lower operating margins in both segments. The projected lower operating margins in Printwear are due to the impact of the significant decline in Printwear selling prices while the Company continues to consume high-cost cotton, together with the decline in foreign currencies prior to the implementation of selling price increases in international markets. Operating income for Branded Apparel in the March quarter is projected to decline compared to the corresponding quarter of the prior year, as the positive impact of strong growth in sales revenues compared to last year is projected to be more than offset by lower operating margins due to the consumption of the balance of higher cost opening inventories as well as higher advertising and marketing expenses, which are projected to result in higher SG&A expenses compared to last year.

The Company continues to feel confident in its outlook for positive earnings momentum in the second half of calendar 2015 and that it is well positioned for earnings growth in calendar 2016. The Company expects to benefit in calendar 2016 from continuing volume growth and further significant manufacturing efficiencies, including the benefit of ramping up the Company’s new yarn-spinning facilities. In addition, the Company currently expects that Printwear selling prices will continue to be in better alignment with cotton costs.

The Company is continuing to achieve new branded Gildan® retail programs and obtain distribution in new retailers, as well as convert its retailer private label programs to Gildan® brand. In support of its focus on continuing to build the Gildan® brand equity, the Company has reached an agreement with “CMA Entertainer of the Year,” GRAMMY® nominee and the reigning five-time CMA Awards® “Male Vocalist of the Year,” Blake Shelton, to promote the Gildan® brand. Mr. Shelton is also a coach of NBC’s reality competition series, The Voice. Mr. Shelton’s involvement in supporting and promoting the Gildan® brand is expected to further enhance and strengthen consumer brand awareness in support of Gildan®’s continued growth and strong momentum in the North American retail channel.

Cash Flow and Capital Expenditures

During the three months ended January 4, 2015, the Company utilized U.S. $126.7 million of cash due mainly to the net loss for the quarter and capital expenditures of U.S. $97.3 million relating primarily to investments in new yarn-spinning facilities in the U.S., together with cost reduction projects and the expansion of the Company’s printwear distribution centre in Eden, N.C. The Company ended the quarter with cash and cash equivalents of U.S. $85.1 million and outstanding bank indebtedness of U.S. $399.0 million.

The Company continues to project capital expenditures for the 12 months ending January 3, 2016 of approximately U.S. $250 – U.S. $300 million relating to its continuing investments in yarn spinning and cost reduction projects, the Rio Nance VI and Costa Rica facilities, the expansion of sewing facilities to support growth in retail and the expansion of the Eden, N.C. distribution centre.

2-For-1 Stock Split to be Effected in Form of Share Dividend

On February 4, 2015, the Board of Directors approved a share dividend of one common share for each issued and outstanding common share of the Company, which has the same effect as a two-for-one stock split of the Company's outstanding common shares. The Company's share dividend on the common shares will be paid on March 27, 2015 to shareholders of record at the close of business on March 20, 2015 and is designated as an "eligible dividend" for Canadian tax purposes.

Shareholders do not need to take any action in order to receive this share dividend. Computershare Investor Services Inc., the Company’s transfer agent, will send to registered shareholders a notice under the direct registration system indicating the number of additional common shares that they receive as a result of the share dividend. These additional common shares will be held in book entry form and registered electronically in the transfer agent's recordkeeping system, unless a physical share certificate is requested by the registered shareholder. Beneficial owners of common shares held through a brokerage account will have their accounts automatically updated to reflect the share dividend.

In accordance with the applicable rules of the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE), the “due bill” trading procedure of such stock exchange will apply to the share dividend. A due bill is an entitlement attached to listed securities undergoing a material corporate action, such as a share split. In this instance, anyone purchasing a common share of the Company during the period commencing on March 18, 2015, being two trading days before the record date, and ending on March 27, 2015, being the payment date, inclusively, shall receive a right to receive the share dividend, provided that person still holds the common shares on the payment date. Any trades that are executed on the TSX or the NYSE during that period will be flagged to ensure purchasers receive the entitlement to the share dividend. The common shares will commence trading on an ex-dividend basis (on a split basis) on March 30, 2015. The due bill redemption date will be April 1, 2015.

For Canadian income tax purposes, the aggregate amount of the share dividend is nominal. Accordingly, there will be no Canadian income tax payable by the shareholders with respect to the share dividend. In addition, there will be no unfavourable U.S. federal income tax consequences for shareholders. For more information, shareholders and beneficial owners should consult their own tax advisor. Also, the share dividend will not dilute shareholders' equity. All share and per share data for future periods will reflect the share dividend. In addition, the Company's equity-based compensation plan as well as the Company's current common share repurchase program will be adjusted to reflect the stock split.

Declaration of Quarterly Dividend

The Board of Directors has declared a cash dividend of U.S. $0.13 per share, payable on March 16, 2015 to shareholders of record on February 19, 2015. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

Normal Course Issuer Bid

In December 2014, the Company announced the initiation of a normal course issuer bid (NCIB) to purchase for cancellation up to 6.1 million outstanding common shares of the Company, representing approximately 5% of the Company’s issued and outstanding common shares, on the TSX and the NYSE or alternative trading systems, if eligible, or by such other means as the TSX, the NYSE or a securities regulatory authority may permit, including by private agreements under an issuer bid exemption order issued by securities regulatory authorities in Canada.

During December 2014, the Company repurchased and cancelled a total of 1,525,000 common shares under the NCIB by way of private agreements with an arm’s length third party seller for a total cost of U.S. $79.7 million, which reflected a discount to the prevailing market price of the Company’s common shares on the TSX at the time of the purchases.

Disclosure of Outstanding Share Data

As of January 31, 2015, there were 120,958,094 common shares issued and outstanding along with 1,337,204 stock options and 357,710 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. However, the vesting of at least 50% of each Treasury RSU grant is contingent on the achievement of performance conditions that are primarily based on the Company’s average return on assets performance for the period as compared to the S&P/TSX Capped Consumer Discretionary Index, excluding income trusts, or as determined by the Board of Directors.

Change in Fiscal Year-End

As announced in the Company’s earnings press release on December 4, 2014, the Company will be transitioning to a new fiscal year-end in 2015. As a result of this transition, the Company’s year-end will take place on the Sunday closest to December 31, rather than the first Sunday following September 28.

For purposes of its regulatory filings, the Company will report results for the 15-month transition period beginning October 6, 2014 and ending January 3, 2016. The Company’s first 12-month fiscal year on a calendar basis will begin on January 4, 2016 and end on January 1, 2017. The Company has provided supplemental financial information on its website containing recast historical financial information for 2011 to 2014 on a calendar year basis.

Consolidated Financial Data - unaudited

(in US$ millions, except per share amounts or otherwise indicated)	Q1 2015	Q1 2014
Net sales	390.6	451.4
Gross profit	42.8	119.2
SG&A expenses	79.6	72.8
Operating income (loss)	(40.3)	44.4
Adjusted EBITDA(1)	(15.2)	64.7
Net earnings (loss)	(41.2)	41.7
Adjusted net earnings (loss)(1)	(37.6)	43.3

Diluted EPS	(0.34)	0.34
Adjusted diluted EPS(1)	(0.31)	0.35

Gross margin	11.0%	26.4%
SG&A expenses as a percentage of sales	20.4%	16.1%
Operating margin	(10.3)%	9.8%

Cash flows used in operating activities	(30.7)	(11.3)
Free cash flow(1)	(126.7)	(68.5)

	January 4,	October 5,
As at	2015	2014
Inventories	887.4	779.4
Trade accounts receivable	220.8	354.3
Net indebtedness(1)	313.9	91.8
(1) Please refer to "Non-GAAP Financial Measures" in this press release.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

Segmented Financial Data - unaudited

(in US$ millions)	Q1 2015	Q1 2014

Segmented net sales:
Printwear	160.3	261.8
Branded Apparel	230.3	189.6
Total net sales	390.6	451.4

Segment operating income (loss):
Printwear	(21.0)	48.3
Branded Apparel	8.3	21.9
Total segment operating income (loss)	(12.7)	70.2
Corporate and other(1)	(27.6)	(25.8)
Total operating income (loss)	(40.3)	44.4

(1) Includes corporate head office expenses, restructuring and acquisition-related costs, and amortization of intangible assets, excluding software.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

Information for Shareholders

Gildan Activewear Inc. will hold a conference call to discuss these results and business outlook today at 5:00 PM ET. The conference call can be accessed by dialing (800) 447-0521 (Canada & U.S.) or (847) 413-3238 (international) and entering passcode 38783306, or by live sound webcast on Gildan's website ("Investor Relations" section) at the following address: http://www1.gildan.com/corporate/IR/webcastPresentations.cfm. If you are unable to participate in the conference call, a replay will be available starting today at 7:30 PM ET by dialing (888) 843-7419 (Canada & U.S.) or (630) 652-3042 (international) and entering passcode 38783306#, until Friday, March 6, 2015 at midnight, or by sound webcast on Gildan's corporate website for 30 days following the live webcast.

This release should be read in conjunction with Gildan’s Management’s Discussion and Analysis for the three months ended January 4, 2015 and its unaudited condensed interim consolidated financial statements for the three months ended January 4, 2015 (available at http://www1.gildan.com/corporate/IR/quarterlyReports.cfm), which will be filed by Gildan with the Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission.

About Gildan

Gildan is a leading supplier of quality branded basic family apparel, including T-shirts, fleece, sport shirts, underwear, socks, hosiery and shapewear. The Company sells its products under a diversified portfolio of company-owned brands, including the Gildan®, Gold Toe® and Anvil® brands and brand extensions, as well as the Secret®, Silks® and Therapy Plus™ brands. The Company also has the U.S. sock license for Under Armour®, and licenses for Mossy Oak® and New Balance® brands. The Company distributes its products in printwear markets in the U.S. and Canada, as well as in Europe, Asia Pacific and Latin America. The Company also markets its products to a broad spectrum of retailers in the U.S. and Canada. The Company also manufactures for select leading global athletic and lifestyle consumer brands.

Gildan owns and operates vertically-integrated, large-scale manufacturing facilities which are primarily located in Central America and the Caribbean Basin to efficiently service the quick replenishment needs of its customers in the printwear and retail markets. Gildan has over 43,000 employees worldwide and is committed to industry-leading labour and environmental practices in all of its facilities. More information about the Company and its corporate citizenship practices and initiatives can be found at its corporate websites www.gildan.com and www.genuinegildan.com, respectively.

Forward-Looking Statements

Certain statements included in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions, including, without limitation, our expectation with regards to net sales, unit volume growth, net selling prices, product-mix, cotton costs, manufacturing efficiencies, capital expenditures, manufacturing cost savings from capital investments, selling, general and administrative expenses, operating margins, income tax rate, earnings per share, free cash flow, the economic environment, inflation and retail market conditions. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments” and “Risks and uncertainties” sections of the 2014 Annual MD&A for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to:

•
our ability to implement our growth strategies and plans, including achieving market share gains, obtaining and successfully introducing new sales programs, increasing capacity, implementing cost reduction initiatives and completing and successfully integrating acquisitions;

•	the intensity of competitive activity and our ability to compete effectively;
•	adverse changes in general economic and financial conditions globally or in one or more of the markets we serve;
•	our reliance on a small number of significant customers;
•	the fact that our customers do not commit contractually to minimum quantity purchases;
•	our ability to anticipate, identify or react to changes in consumer preferences and trends;
•	our ability to manage production and inventory levels effectively in relation to changes in customer demand;
•	fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton, polyester fibres, dyes and other chemicals;
•	our dependence on key suppliers and our ability to maintain an uninterrupted supply of raw materials and finished goods;
•	the impact of climate, political, social and economic risks in the countries in which we operate or from which we source production;
•
disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, bad weather, natural disasters, pandemics and other unforeseen adverse events;

•	changes to international trade legislation that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
•	factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;
•	compliance with applicable environmental, tax, trade, employment, health and safety, anti-corruption, privacy and other laws and regulations in the jurisdictions in which we operate;
•
our significant reliance on computerized information systems for our business operations, including our JD Edwards Enterprise Resource Planning (ERP) system which is currently being upgraded to the latest system release, Enterprise One;

•	adverse changes in third party licensing arrangements and licensed brands;
•	our ability to protect our intellectual property rights;
•	changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;

•
negative publicity as a result of actual, alleged or perceived violations of labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;

•	our dependence on key management and our ability to attract and/or retain key personnel;
•	changes to and failure to comply with consumer product safety laws and regulations;
•	changes in accounting policies and estimates;
•	exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, as well as risks arising from commodity prices;
•	the adverse impact of any current or future legal and regulatory actions; and
•	an actual or perceived breach of data security.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Non-GAAP Financial Measures

This press release includes references to certain non-GAAP financial measures such as adjusted EBITDA, adjusted net earnings, adjusted diluted EPS, free cash flow, total indebtedness, and net indebtedness. These non-GAAP measures do not have any standardized meanings prescribed by International Financial Reporting Standards (IFRS) and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation. The terms and definitions of the non-GAAP measures used in this press release and a reconciliation of each non-GAAP measure to the most directly comparable IFRS measure are provided below.

Adjusted EBITDA

Adjusted EBITDA is calculated as earnings before financial expenses, income taxes and depreciation and amortization and excludes the impact of restructuring and acquisition-related costs. The Company uses adjusted EBITDA, among other measures, to assess the operating performance of its business. The Company also believes this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. The Company excludes depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost. Excluding these items does not imply they are necessarily non-recurring.

(in U.S.$ millions)	Q1 2015	Q1 2014
Net earnings (loss)	(41.2)	41.7
Restructuring and acquisition-related costs	3.6	2.0
Depreciation and amortization	21.5	18.3
Financial expenses, net	2.8	0.5
Income tax expense (recovery)	(1.9)	2.2
Adjusted EBITDA	(15.2)	64.7
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

Adjusted net earnings and adjusted diluted EPS

Adjusted net earnings is calculated as net earnings before restructuring and acquisition-related costs, net of related income tax recoveries. Adjusted diluted EPS is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding. The Company uses adjusted net earnings and adjusted diluted EPS to measure its performance from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

(in U.S.$ millions, except per share amounts)	Q1 2015	Q1 2014
Net earnings (loss)	(41.2)	41.7
Adjustments for:
Restructuring and acquisition-related costs	3.6	2.0
Income tax recovery on restructuring and acquisition-related costs	-	(0.4)
Adjusted net earnings (loss)	(37.6)	43.3

Basic EPS	(0.34)	0.34
Diluted EPS	(0.34)	0.34
Adjusted diluted EPS	(0.31)	0.35
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

Free cash flow

Free cash flow is defined as cash from operating activities including net changes in non-cash working capital balances, less cash flow used in investing activities excluding business acquisitions. The Company considers free cash flow to be an important indicator of the financial strength and performance of its business, because it shows how much cash is available after capital expenditures to repay debt and to reinvest in its business, to pursue business acquisitions, and/or to redistribute to its shareholders. The Company believes this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

(in U.S.$ millions)	Q1 2015	Q1 2014
Cash flows used in operating activities	(30.7)	(11.3)
Cash flows used in investing activities	(96.0)	(57.2)
Adjustment for:
Business acquisitions	-	-
Free cash flow	(126.7)	(68.5)
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

Total indebtedness and Net indebtedness

Total indebtedness is defined as the total bank indebtedness and long-term debt (including any current portion), and net indebtedness is calculated as total indebtedness net of cash and cash equivalents. The Company considers total indebtedness and net indebtedness to be important indicators of the financial leverage of the Company.
	January 4,	October 5,
(in U.S.$ millions)	2015	2014
Long-term debt and total indebtedness	399.0	157.0
Cash and cash equivalents	(85.1)	(65.2)
Net indebtedness	313.9	91.8
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

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CONTACTS:

Investor Relations Sophie Argiriou, Vice-President, Investor Communications Tel: (514) 343-8815 Email: sargiriou@gildan.com	Media Relations Anik Trudel, Vice-President, Corporate Communications Tel: (514) 340-8919 Email: atrudel@gildan.com